UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

April 29, 2024

(Date of Report)

Coyuchi, Inc.

(Exact name of issuer as specified in its charter)

California	68-0263042
(State or other jurisdiction	(I.R.S. Employer
of organization)	Identification Number)

1400 Tennessee Street, Unit 1, San Francisco, California 94107

(Address of principal executive office)

(888) 418-8847

(Issuer’s telephone number, including area code)

Series C Preferred Stock

Common Stock issuable upon conversion of Series C Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 9. Other Events

Coyuchi, Inc. (the “Company”) requires additional time to complete its Annual Report on Form 1-K for the year ended December 31, 2023 (the “Annual Report”) due to completion of NetSuite improvements related to our e-Commerce re-platform to Shopify. The Company is working diligently to compile the requisite financial information and expects to file the Annual Report on or prior to May 30, 2024.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 29, 2024.

COYUCHI, INC.

By:	/s/ Eileen Mockus
Eileen Mockus
President and Chief Executive Officer